Exhibit 99.2

SOLARBANK CORPORATION

Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

For the three months ended September 30, 2024 and 2023

SOLARBANK CORPORATION

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian dollars)

	Notes	(Unaudited) September 30, 2024	(Audited) June 30, 2024
Assets
Current assets:
Cash		$14,250,082	$5,270,405
Short-term investment	4	1,586,097	920,000
Trade and other receivables	5	3,800,064	1,115,217
Unbilled revenue	8	3,358,129	666,748
Prepaid expenses and deposits	6	1,402,168	3,126,829
Inventory	9	8,397,055	6,530,650
		32,793,595	17,629,849
Non-current assets:
Property, plant and equipment	7	39,177,567	3,454,923
Right-of-use assets	13	7,947,990	1,085,128
Development assets	10	25,987,448	8,909,371
Derivative assets	19(a)	667,374	152,990
Tax equity assets	17	373,868	401,373
Goodwill	18	37,586,213	438,757
Intangible assets	15	35,652,371	2,001,447
Investment		-	5,152,023
Other assets	6	810,498	-
		148,203,329	21,596,012
Total assets		$180,996,924	$39,225,861

Liabilities and Shareholders’ equity
Current liabilities:
Trade and other payables	11	$27,038,344	$4,690,261
Unearned revenue	12	1,106,915	4,600,491
Current portion of long-term debt	16	5,525,871	448,229
Loan payables	14	1,321,648	1,309,884
Tax payable		442,947	2,112,606
Current portion of lease liability	13	621,597	148,787
Current portion of tax equity	17	75,406	78,592
Non-current liabilities:		36,132,728	13,388,850
Long-term debt	16	50,737,450	4,379,169
Other long-term liabilities		361,336	366,369
Due to related parties	18, 22	7,357,228	-
Deferred tax liabilities	25	15,300,694	1,073,835
Lease liabilities	13	7,428,212	992,687
Tax equities	17	277,800	300,650
		81,462,720	7,112,710
Total liabilities		$117,595,448	$20,501,560

Shareholders’ equity:
Share capital	20	37,707,760	9,025,698
Contributed surplus		4,172,422	4,059,175
Accumulated other comprehensive income		(74,000)	99,681
Retained earnings		4,020,706	3,178,814
Equity attributable to shareholders of the company		45,826,888	16,363,368
Non-controlling interest	21	17,574,588	2,360,933
Total equity		63,401,476	18,724,301
Total liabilities and shareholders’ equity		$180,996,924	$39,225,861

Approved and authorized for issuance on behalf of the Board of Directors on November 13, 2024 by:

“Richard Lu”	“Sam Sun”
Richard Lu, CEO, and Director	Sam Sun, CFO

See accompanying notes to these condensed consolidated interim financial statements.

2

SOLARBANK CORPORATION

Condensed Consolidated Interim Statements of Income (loss) and Comprehensive Income (loss)

(Expressed in Canadian dollars)

(Unaudited)

	Notes	Three months ended September 30
		2024	2023
Revenue from development fees		$-	$2,011,750
Revenue from EPC services		11,954,389	5,613,015
Revenue from IPP production		4,031,816	14,896
Revenue from O&M and other services		19,116	41,600
		16,005,321	7,681,261
Cost of goods sold		(11,453,956)	(5,334,566)
Gross profit		4,551,365	2,346,695
Operating expense:
Advertising and promotion		(448,350)	(503,809)
Consulting fees		(935,004)	(307,050)
Depreciation	7,13	(24,539)	(21,978)
Insurance		(211,859)	(39,246)
Office, rent and utilities		(293,786)	(79,193)
Professional fees		(1,086,509)	(144,141)
Repairs and maintenance		(40,440)	(5,051)
Salary and wages		(423,961)	(202,081)
Stock based compensation	20	(113,248)	(429,580)
Travel and events		(57,544)	(44,263)
Total operating expenses		(3,635,240)	(1,776,392)
Other income
Interest income		219,450	83,169
Interest expenses		(802,331)	(24,081)
Fair value change gain	16(2), 18(4)	618,636	-
Other income		94,690	1,371,837
Net income before taxes		$1,046,570	$2,001,228
Current tax (expense) recovery	25	(697,540)	37,740
Deferred tax expenses	25	(107,938)	-
Net income		$241,092	$2,038,968
Items that are or may be reclassified subsequently to profit or loss Current translation adjustments		(173,681)	86,766
Other comprehensive income		(173,681)	86,766
Net income (loss) and comprehensive income (loss)		$67,411	$2,125,734

Net income (loss) attributable to:
Shareholders of the company		841,892	2,034,619
Non-controlling interest	21	(600,800)	4,349
Net income (loss)		$241,092	$2,038,968
Total income (loss) and comprehensive income (loss) attributable to:
Shareholders of the company		668,211	2,125,734
Non-controlling interest	21	(600,800)	-
Total income (loss) and comprehensive income (loss)		$67,411	$2,125,734
Net income (loss) per share
Basic	26	0.01	0.08
Diluted	26	0.01	0.05
Weighted average number of common shares outstanding
Basic	26	30,459,369	26,806,183
Diluted	26	40,527,524	37,122,800

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

SOLARBANK CORPORATION

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

(Unaudited)

	Note	Number of shares	Share Capital	Contributed Surplus	Retained Earnings	Accumulated OCI	Total Shareholders’ Equity	Non-Controlling Interest	Total Equity
Balance at June 30, 2024		27,191,075	$9,025,698	$4,059,175	$3,178,814	$99,681	$16,363,368	$2,360,933	$18,724,301
Net loss		-	-	-	841,892	-	841,892	(600,800)	241,092
Warrant exercised		55,000	41,250	-	-	-	41,250	-	41,250
RSU granted	20(e)	-	-	2,580	-	-	2,580	-	2,580
Share-based compensation	20(d)	-	-	110,667	-	-	110,667	-	110,667
Other comprehensive loss		-	-	-	-	(173,681)	(173,681)	-	(173,681)
Acquisition of Solar Flow-Through Funds	18	3,575,632	28,640,812	-	-	-	28,640,812	15,814,455	44,455,267
Balance at September 30, 2024		30,821,707	$37,707,760	$4,172,422	$4,020,706	$(74,000)	$45,826,888	$17,574,588	$63,401,476

Balance at June 30, 2023		26,800,000	$6,855,075	$3,001,924	$6,652,551	$(116,759)	$16,392,791	$238,405	$16,631,196
Net income		-	-	-	2,034,619	-	2,034,619	4,349	2,038,968
Common shares issued, net of costs		2,200	21,659	-	-	-	21,659	-	21,659
Warrant exercised		55,000	41,250	-	-	-	41,250	-	41,250
RSU granted		-	-	48,181	-	-	48,181	-	48,181
Share-based compensation		-	-	381,398	-	-	381,398	-	381,398
Other comprehensive loss		-	-	-	-	86,766	86,766	-	86,766
Balance at September 30, 2023		26,857,200	$6,917,984	$3,431,503	$8,687,170	$(29,993)	$19,006,664	$242,754	$19,249,418

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

SOLARBANK CORPORATION

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited)

	Note	Three months ended September 30
		2024	2023

Operating activities:
Net Income (loss)		$241,092	$2,038,968

Adjustments for:
Depreciation and amortization		1,507,854	21,978
Fair value change loss	16(2)	(618,636)	-
Other income related to tax equity	17	(3,863)	(34,643)
Interest accretion	13, 17	192,172	14,608
Income tax expense		697,540	-
Deferred income tax expenses		107,938	-
Share-based compensation	20	113,247	429,580
		2,237,344	2,470,491
Changes in:
Trade and other receivables		1,211,918	(1,266,621)
Unbilled revenue		(2,707,396)	(448,756)
Contract fulfilment costs		-	(194,781)
Inventories		(1,974,730)	(349,550)
Prepaid expenses and deposits		2,404,401	(2,045,404)
Trade and other payables		12,765,795	1,576,693
Income taxes payable		220,103	(84,608)
Unearned revenue		(3,486,043)	1,593,413
Cash generated from operating activities		10,671,392	1,250,877
Income tax paid		(2,556,141)	(574,019)
Net cash generated from operating activities		8,115,251	676,858

Investing activities:
Purchase of GIC		(1,376,109)	-
Redemption of GIC		1,350,000	5,430,000
Investment in SFF Shares		-	(2,465,000)
Cash from SFF acquisition	18	9,886,679	-
Acquisition of development asset		(6,661,405)	(3,675,008)
Cash generated from (used in) investing activities		$3,199,165	$(710,008)

Financing activities:
Proceeds from issuance of common shares, net transaction costs		-	21,659
Proceeds from broker warrants exercised		41,250	41,250
Repayment of lease obligation		(249,860)	(14,484)
Repayment from long-term debts – principal		(1,382,272)	(27,778)
Repayment from long-term debts – interest		(693,388)	(8,680)
Cash generated from (used in) financing activities		(2,284,270)	11,967

Increase (decrease) in cash		9,030,146	(21,183)
Effect of changes in exchange rates on cash		(50,469)	(107,093)
Cash, beginning		5,270,405	749,427
Cash, ending		$14,250,082	$621,151

The accompanying notes are an integral part of these condensed consolidated financial statements.

5

SOLARBANK CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended September 30, 2024 and 2023

(Expressed in Canadian Dollars)

(Unaudited)

1.	Nature of operations:

SolarBank Corporation (the “Company”) was formed under the laws of the province of Ontario on September 23, 2013. The Company is engaged in the development and operation of solar photovoltaic power generation projects in Canada and the United States with a geographic focus in the province of Ontario, Canada and New York state, USA. The Company changed its name from Abundant Solar Energy Inc. to SolarBank Corporation on October 7, 2022.

The address of the Company and the principal place of the business is 505 Consumers Rd, Suite 803, Toronto, ON, M2J 4Z2.

On March 1, 2023, the Company closed its initial public offering (the “Offering”) of common shares. With completion of the Offering, the Company commenced trading its common shares on the Canadian Securities Exchange (the “CSE”) under the symbol “SUNN” on March 2, 2023. On February 14, 2024, the Company migrated its listing to the Cboe Canada Exchange Inc. under the existing trading symbol “SUNN”. On April 8, 2024, the Company’s common shares commenced trading on the Nasdaq Global market under the symbol “SUUN”.

2.	Basis of presentation

(a)	Statement of compliance:

These accompanying unaudited condensed interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited consolidated financial statements of the company for the year ended June 30, 2024.

The board of directors approved these unaudited condensed interim consolidated financial statements for issue on November 13, 2024.

(b)	Basis of measurement:

These unaudited condensed interim consolidated financial statements were prepared on a going concern basis and historical cost basis with the exception of certain financial instruments as disclosed in Note 19.

(c)	Basis of consolidation:

(i)	Subsidiaries

These unaudited condensed interim consolidated financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary and has the ability to use its power to affect its returns. For non-wholly owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated statement of financial position. Net income or loss for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary.

Balance, transactions, income and expenses between the Company and its subsidiaries are eliminated on consolidation.

6

SOLARBANK CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended September 30, 2024 and 2023

(Expressed in Canadian Dollars)

(Unaudited)

2.	Basis of presentation (continued)

Details of the Company’s significant subsidiaries are as follows:

	Country of	Ownership interest
Name	Incorporation	30-Sep-24	30-Jun-24
Abundant Solar Power Inc.	USA	100%	100%
Abundant Construction Inc.	Canada	100%	100%
Abundant Energy Solutions Ltd.	Canada	100%	100%
2467264 Ontario Inc.	Canada	49.90%	49.90%
OFIT GM Inc.	Canada	49.90%	49.90%
OFIT RT Inc.	Canada	49.90%	49.90%
Solar Alliance Energy DevCo LLC	USA	100%	100%
Solar Alliance TE HoldCo 1, LLC	USA	100%	100%
Solar Alliance VC1 LLC	USA	100%	100%
Abundant Solar Power (US1) LLC	USA	100%	100%
Abundant Solar Power (New York) LLC	USA	100%	100%
Abundant Solar Power (Maryland) LLC	USA	100%	100%
Abundant Solar Power (RP) LLC	USA	100%	100%
SUNN 1011 LLC	USA	100%	100%
SUNN 1012 LLC	USA	100%	100%
Abundant Solar Power (CNY) LLC	USA	100%	100%
SUNN 1016 LLC	USA	100%	100%
Abundant Solar Power (TZ1) LLC	USA	100%	100%
Abundant Solar Power (M1) LLC	USA	100%	100%
Abundant Solar Power (J1) LLC	USA	100%	100%
Abundant Solar Power (Steuben) LLC	USA	100%	100%
ABUNDANT SOLAR POWER (USNY- MARKHAM HOLLOW RD-001) LLC	USA	100%	100%
SUNN 1015 LLC	USA	100%	100%
SUNN 1002 LLC	USA	100%	100%
SUNN 1003 LLC	USA	100%	100%
ABUNDANT SOLAR POWER (USNY-Richmond-002) LLC	USA	100%	100%
ABUNDANT SOLAR POWER (USNY-Richmond-003) LLC	USA	100%	100%
SUNN 1006 LLC	USA	100%	100%
SUNN 1007 LLC	USA	100%	100%
SUNN 1008 LLC	USA	100%	100%
SUNN 1009 LLC	USA	100%	100%
SUNN 1010 LLC	USA	100%	100%
SUNN (203 Fuller Rd) LLC	USA	100%	100%
SUNN 1001 LLC	USA	100%	100%
Abundant Solar Power (USNY-6882 Rice Road-001) LLC	USA	100%	100%
Abundant Solar Power (LCP) LLC	USA	100%	100%
Abundant Solar Power (R1) LLC	USA	100%	100%
SUNN 1005 LLC	USA	100%	100%
SUNN 1013 LLC	USA	100%	100%
SUNN 1014 LLC	USA	100%	100%
ABUNDANT SOLAR POWER (USNY-327 Hardie Rd-001) LLC	USA	100%	100%
Abundant Solar Power (Dutch Hill) LLC	USA	100%	100%
Abundant Solar Power (Dutch Hill 2) LLC	USA	100%	100%
Abundant Solar Power (Dutch Hill 3) LLC	USA	100%	100%
SUNN 1004 LLC	USA	100%	100%
Solar Flow-Through Funds Ltd.	Canada	100%	-
Solar High Yield Projects #1 Ltd.	Canada	100%	-
2344215 Ontario Inc.	Canada	100%	-
SHY1 2012 FIT2 Ltd.	Canada	100%	-
2343461 Ontario Inc.	Canada	100%	-
Icarus Whitesand Solar Limited Partnership	Canada	85.00%	-

7

SOLARBANK CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended September 30, 2024 and 2023

(Expressed in Canadian Dollars)

(Unaudited)

2.	Basis of presentation (continued)

	Country of	Ownership interest
Name	Incorporation	30-Sep-24	30-Jun-24
2387276 Ontario Inc.	Canada	49.90%	-
2387280 Ontario Inc.	Canada	24.95%	-
2387281 Ontario Inc.	Canada	49.90%	-
2387282 Ontario Inc.	Canada	49.90%	-
2391395 Ontario Inc.	Canada	49.90%	-
SPN LP 7	Canada	49.90%	-
1000234763 Ontario Inc.	Canada	50.00%	-
1000234813 Ontario Inc.	Canada	50.00%	-
Solar Flow-Through Project #1 (2013) Ltd.	Canada	100%	-
2405402 Ontario Inc.	Canada	49.90%	-
2405514 Ontario Inc.	Canada	49.90%	-
2467260 Ontario Inc.	Canada	49.90%	-
Solar Flow-Through (2014) Ltd.	Canada	100%	-
Solar Flow-Through Projects (2014 Subco F2) Ltd.	Canada	100%	-
Solar Flow-Through (2015) Ltd.	Canada	100%	-
2405372 Ontario Inc.	Canada	49.90%	-
2469780 Ontario Inc.	Canada	49.90%	-
2405799 Ontario Inc.	Canada	49.90%	-
SFF Solar (2015) Ltd.	Canada	100%	-
Solar Flow-Through (2016) Ltd.	Canada	100%	-
2503072 Ontario Inc.	Canada	49.90%	-
2503225 Ontario Inc.	Canada	49.90%	-
2503903 Ontario Inc.	Canada	49.90%	-
Northern Development Solar 2016 Inc.	Canada	49.90%	-
Sunshine Solar Ontario 2016 Inc.	Canada	49.90%	-
Solar Flow-Through (2017-I) Ltd.	Canada	100%	-
Solar Flow-Through (2017-A) Ltd.	Canada	100%	-
Solar Flow-Through (2018-I) Ltd.	Canada	100%	-
Solar Flow-Through (2018-A) Ltd.	Canada	100%	-
15155355 Canada Inc.	Canada	100%	-
Sustainable Energies Corporation	Canada	100%	-
Sustainable Energies OR LLC	Canada	100%	-
Sustainable Energies CA LLC	Canada	100%	-
Sustainable Energies VA LLC	Canada	100%	-

(ii)	Functional and presentation currency:

The Company’s unaudited condensed interim consolidated financial statements are presented in Canadian dollars. The functional currency of Canadian parent company and its Canadian subsidiaries is the Canadian dollar. The functional currency of its subsidiaries in the United States is the US dollar.

3.	Significant accounting policies and use of judgements and estimates

These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended June 30, 2024 which includes information necessary or useful to understand the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies are presented as Note 3 in the audited consolidated financial statements for the year ended June 30, 2024 and have been consistently applied to all periods presented in the preparation of these unaudited condensed interim consolidated financial statements.

8

SOLARBANK CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended September 30, 2024 and 2023

(Expressed in Canadian Dollars)

(Unaudited)

3.	Significant accounting policies and use of judgements and estimates (continued)

In preparing these unaudited condensed interim consolidated  financial statements, management has made judgements and estimates about the future that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

4.	Short term investment

As at September 30, 2024, the Company has three GICs in short-term investment totalling $870,000. The GICs have one year term with interest rate of 4.7%-5.2% (June 30, 2024 - $920,000 with one year term and interest rate of 4.25%-4.95%).

The Company obtained another five GICs, through acquisition of Solar Flow-Through Funds Ltd. (“SFF”), totalling $716,097. The GICs have one year term with interest rate of 3.85% - 4.65%.

5.	Trade and other receivables

	September 30, 2024	June 30, 2024

Accounts receivable	$1,101,743	$966,150
Other receivables	122,594	323,293
GST/HST receivable	2,749,952	-
Credit loss allowance (1)	(174,226)	(174,226)
	$3,800,064	$1,115,217

(1)	The Company’s changes in credit loss allowance for the three months ended September 30, 2024 and 2023 are as follows:

	Three months ended September 30
	2024	2023

Credit loss allowance, beginning of the period	$(174,226)	$(6,486,838)
Recovery (recognition) of credit loss	-	1,195,012
Credit loss allowance, end of the period	$(174,226)	$(5,291,826)

9

SOLARBANK CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended September 30, 2024 and 2023

(Expressed in Canadian Dollars)

(Unaudited)

6.	Prepaid expenses and deposits

	September 30, 2024	June 30, 2024

Interconnection deposits	$4,232	$4,291
Construction in progress deposits (1)	608,677	2,543,120
Security deposits	27,035	12,352
Prepaid rent (2)	69,656	-
Prepaid insurance	479,169	128,285
Prepaid marketing expenses (3)	-	341,825
Other prepaids and deposits	213,399	96,956
	$1,402,168	$3,126,829

(1)	Deposits related to prepayments made on the purchase of raw materials required for construction of EPC projects located in New York, USA.
(2)	As at September 30, 2024, the non-current portion of prepaid rent of $810,498 (2023 - $nil) is presented as other assets.
(3)	The Company hired investor relations and marketing consultant companies to increase the Company’s visibility in the market and to explore international markets. The balance is related to the payment made to these marketing consultant companies.

10

SOLARBANK CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended September 30, 2024 and 2023

(Expressed in Canadian Dollars)

(Unaudited)

7.	Property, Plant and Equipment

	Computer equipment	Furniture and equipment	Vehicle	IPP facilities (1)	Royalty contract assets (2)	Total
Cost:
Balance, June 30, 2024	$19,256	57,553	35,608	3,578,267	-	$3,690,684
Additions (dispositions)	-	-	-	36,405,337	79,244	36,484,581
Foreign currency impact	-	-	-	(6,570)	-	(6,570)
Balance, September 30, 2024	$19,256	57,553	35,608	39,977,034	79,244	$40,168,695

Accumulated amortization:
Balance, June 30, 2024	$16,192	44,830	4,216	170,523	-	$235,761
Depreciation(3)	402	626	1,544	751,611	1,522	755,705
Foreign currency impact	-	-	-	(338)	-	(338)
Balance, September 30, 2024	$16,594	45,456	5,760	921,796	1,522	$991,128
Net Book Value, September 30, 2024	$2,662	12,097	29,848	39,055,238	77,722	$39,177,567

	Computer equipment	Furniture and equipment	Vehicle	IPP facilities	Royalty contract assets (2)	Total
Cost:
Balance, June 30, 2023	$19,256	50,253	-	937,194	-	$1,006,703
Additions (dispositions)	-	-	-	-	-	-
Balance, September 30, 2023	$19,256	50,253	-	937,194	-	$1,006,703

Accumulated amortization:
Balance, June 30, 2023	$13,876	42,694	-	-	-	$56,570
Depreciation	706	372	-	9,493	-	10,571
Foreign currency impact	-	-	-	78	-	78
Balance, September 30, 2023	$14,582	43,066	-	9,571	-	67,219
Net Book Value, September 30, 2023	$4,674	7,187	-	927,623		$939,484

(1)	Addition of IPP facilities for the three months ended September 30, 2024 relate to business acquisitions of Solar Flow-Through Funds Ltd. (Note 18). The IPP facilities held by OFIT GM and OFIT RT totaling $3,100,000 are part collateral for long-term loan guarantee (Note 16 (2)).
(2)	Addition of royalty contract asset for the three months ended September 30, 2024 relate to business acquisitions of Solar Flow-Through Funds Ltd.
(3)	Total depreciation expense of $753,133 for IPP facilities and royalty contract assets are recorded in cost of goods sold for the three months ended September 30, 2024 (2023- $9,493). The remaining $2,572 depreciation expense is recorded under operating expenses (2023- $1,078).

11

SOLARBANK CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended September 30, 2024 and 2023

(Expressed in Canadian Dollars)

(Unaudited)

8.	Unbilled Revenue

As of September 30, 2024 and 2023, the Company’s unbilled revenue mostly consists of invoices not yet issued for EPC projects where revenue recognized through percentage of completion.

	Three months ended September
	2024	2023
Beginning of the period	$666,748	$7,405,866
Amounts invoices included in the beginning balance	(666,738)	(4,881,346)
Net increase in unbilled revenue recognized during the year	3,374,135	6,512,725
Foreign currency impact	(16,016)	169,797
End of the period	$3,358,129	$9,207,041

9.	Inventory

As of September 30, 2024 and 2023, the Company’s inventory is comprised of development costs for the solar projects.

	2024	2023
Balance, June 30	6,530,650	448,721
Additions: development costs	2,173,040	484,496
Minus: recognized as cost of goods sold upon revenue recognition	(195,241)	(109,040)
Minus: costs expensed due to project cancellation (1)	(3,068)	(25,907)
Foreign currency impact	(108,326)	10,632
Balance, September 30	$8,397,055	$808,902

(1)	Inventory provision for the three months ending September 30:

	2024	2023
Balance, opening	$(548,815)	(47,664)
Additions: cost expensed due to project cancellation	(3,068)	(25,907)
Foreign currency impact	5,389	(1,217)
Balance, closing	$(546,494)	(74,788)

12

SOLARBANK CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended September 30, 2024 and 2023

(Expressed in Canadian Dollars)

(Unaudited)

10.	Development asset

Development projects are depreciated over the useful lives of the resulting assets once they become operational. The balance in development assets include costs incurred on self-owned projects. Detail of costs as at September 30, 2024 and 2023 are as follows:

	IPP facilities	Battery energy storage systems (1)	EV charge point systems (2)	Total

Balance, June 30, 2024	$8,909,371	-	-	$8,909,371
Additions	337,089	16,321,698	541,666	17,200,453
Foreign currency impact	(122,376)	-	-	(122,376)
Balance, September 30, 2024	$9,124,084	16,321,698	541,666	$25,987,448

Balance, June 30, 2023	$1,106,503	-	-	$1,106,503
Additions	3,704,693	-	-	3,704,693
Foreign currency impact	23,400	-	-	23,400
Balance, September 30, 2023	$4,834,596	-	-	$4,834,596

(1)	Addition of Battery energy storage systems for the three months ended September 30, 2024 relate to business acquisitions of Solar Flow-Through Funds Ltd. (Note 18).
(2)	Addition of EV charge point systems for the three months ended September 30, 2024 relate to business acquisitions of Solar Flow-Through Funds Ltd. (Note 18).

11.	Trade and other payables

	September 30, 2024	June 30, 2024
Accounts payable and accrued liabilities	$16,669,177	$2,996,308
Due to related party (Note 22)	1,312,331	124,125
GST/HST payable	4,468,187	-
Other payable (1)	4,588,649	1,569,828
	$27,038,344	$4,690,261

(1)	Balance includes $4,158,947 NYSERDA (New York State Energy Research and Development Authority) grants (June 30, 2024 - $1,097,452) to be paid to various customers for related projects sold in prior years.

13

SOLARBANK CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended September 30, 2024 and 2023

(Expressed in Canadian Dollars)

(Unaudited)

12.	Unearned revenue

As of September 30, 2024 and 2023, the Company’s unearned revenue mostly consists of payments received for EPC projects not started yet.

	Three months ended September 30
	2024	2023
Beginning of the year	$4,600,491	1,150,612
Recognition of revenue included in the beginning balance	(3,772,894)	-
Net increase in unearned revenue recognized during the year	286,850	1,606,283
Foreign currency impact	(7,532)	-
End of the year	$1,106,915	2,756,895

13.	Right-of-use assets and lease liabilities

The Company commenced leasing its current office space in 2022 in Canada. The lease started on May 1, 2022, with a five-year lease term. The monthly lease payment is $4,697 starting from September 1, 2022, which will be adjusted on an annual basis. The right of use (“ROU”) and lease obligation were measured at the present value of the lease payment and discounted using an incremental borrowing rate of 10%. On December 1, 2023, the Company leased additional office space, which increased monthly rent to $8,510.

On November 1, 2023, the Company acquired shares of OFIT GM Inc. (“OFIT GM”) and OFIT RT Inc. (“OFIT RT”). The OFIT companies leased five properties where IPP facilities are located. The leases commenced during the period from August 28, 2017 to October 6, 2017, each with a 20 year lease term. Two leases are paid on a monthly basis and three leases are paid on a quarterly basis. The monthly lease payments are $502 to $2,456 respectively and quarterly lease payments are in the range of $1,250 to $8,125. The right of use asset and lease liabilities were treated as new assets and liabilities starting from acquisition date of November 1, 2023 in accordance to IFRS 3. The ROU and lease liabilities were measured at the present value of the lease payments and discounted using an incremental borrowing rate of 5.74%. The leases are part collateral for long-term loan guarantee (Note 16(2)).

On July 8, 2024, the Company acquired all of the shares of Solar Flow-Through Funds Ltd. (“SFF”) (Note 18). SFF leases 70 properties where IPP facilities are located. The leases started during the period from May 1, 2015 to December 15, 2020 with terms ending in the periods from May 2033 to December 2045. The right of use asset and lease liabilities were treated as new assets and liabilities starting from acquisition date of July 8, 2024 in accordance to IFRS 3. The ROU and lease liabilities were measured at the present value of the lease payments and discounted using an incremental borrowing rate of 5.69%.

14

SOLARBANK CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended September 30, 2024 and 2023

(Expressed in Canadian Dollars)

(Unaudited)

13.	Right-of-use assets and lease liabilities (continued)

The continuity of the right-of-use as of September 30, 2024 and 2023 is as follows:

Right-of-use assets	Office	IPP Facilities	Total
Cost:
Balance, June 30, 2024	$313,887	946,943	1,260,830
Addition	-	7,042,994	7,042,994
Balance, September 30, 2024	$313,887	7,989,937	8,303,824

Accumulated Depreciation:
Balance, June 30, 2024	$123,501	52,201	175,702
Depreciation (1)	21,968	158,164	180,132
Balance, September 30, 2024	$145,469	210,365	355,834
Net Book Value, September 30, 2024	$168,418	7,779,572	7,947,990

Right-of-use assets	Office	IPP Facilities	Total
Cost:
Balance, June 30, 2023	$197,719	-	197,719
Addition	-	-	-
Balance, September 30, 2023	197,719	-	197,719

Accumulated Depreciation:
Balance, June 30, 2023	$53,232	-	53,232
Depreciation (1)	11,407	-	11,407
Balance, September 30, 2023	$64,639	-	64,639
Net Book Value, September 30, 2023	$133,080	-	133,080

(1)	Depreciation expense of $158,164 for IPP facilities is recorded in cost of goods sold for the three months ended September 30, 2024 (2023 - $Nil). The remaining $21,968 depreciation expense is recorded under operating expenses (2023 - $11,407).

The continuity of the lease liabilities as of September 30, 2024 and 2023 is as follows:

Lease liabilities	Office	IPP Facilities	Total
Balance, June 30, 2024	$229,676	911,798	1,141,474
Additions	-	7,042,994	7,042,994
Payments	(26,737)	(215,164)	(241,901)
Interest accretion	5,577	101,665	107,242
Balance, September 30, 2024	$208,516	7,841,293	8,049,809
Current	100,839	520,758	621,597
Long term	107,677	7,320,535	7,428,212
Balance, September 30, 2024	$208,516	7,841,293	8,049,809

15

SOLARBANK CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended September 30, 2024 and 2023

(Expressed in Canadian Dollars)

(Unaudited)

13.	Right-of-use assets and lease liabilities (continued)

Lease liabilities	Office	Total
Balance, June 30, 2023	$173,311	173,311
Payments	(14,484)	(14,484)
Interest accretion	4,252	4,252
Balance, September 30, 2023	$163,079	163,079
Current	47,203	47,203
Long term	115,876	115,876
Net Book Value, September 30, 2023	$163,079	163,079

The maturity analysis of the Company’s contractual undiscounted lease payments as of September 30, 2024 is as follows:

2025	$734,730
2026	999,724
2027	898,009
2028	877,439
2028 onward	7,642,291
Total	$11,152,193

14.	Loan payable

On June 20, 2024, the Company entered into a Construction Loan Agreement for the construction of the Geddes project (the “Geddes Construction Loan”). The Geddes Construction Loan is for a principal amount of up to USD $2,600,000, depending on the actual cost of the project.

The Geddes Construction Loan advancement amount shall accrue interest, which is to be added to the outstanding principal balance starting from the date of reception, at a variable rate per annum equal to the One Month CME Term SOFR (Secured Overnight Financing Rate) Reference Rate plus a margin of 4%. Upon receiving permission to operate the Geddes Project, the loan advancement shall convert into a 6-year long-term loan with a fixed interest rate to be determined upon the conversion.

As at September 30, 2024, the loan payable balance included principal payable of $1,234,373 (USD $914,418), accrued interest payable of $33,279 (USD $24,653) and legal retainer of $53,996 (USD $40,000). As at June 30, 2024, the loan payable balance included principal payable of $1,251,565 (USD $914,418), accrued interest payable of $3,571 (USD $2,609) and $54,748 (USD $40,000) legal retainer.

The Geddes Construction Loan is secured against the assets associated with the Geddes Project and the Company has provided a guarantee of completion and payment. As at September 30, 2024, the Geddes project has a total value of $9,124,084 (June 30, 2024 - $8,909,371) which was recorded as Development Asset.

16

SOLARBANK CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended September 30, 2024 and 2023

(Expressed in Canadian Dollars)

(Unaudited)

15.	Intangible assets

	FIT contracts	BESS contracts	Total
Cost:
Balance, June 30, 2024	$2,110,000	-	$2,110,000
Additions (1)	29,320,877	4,925,500	34,246,377
Balance, September 30, 2024	$31,430,877	4,925,500	36,356,377

Accumulated amortization:
Balance, June 30, 2024	$108,553	-	$108,553
Amortization	595,453	-	595,453
Balance, September 30, 2024	$704,006	-	$704,006
Net Book Value, September 30, 2024	$30,726,871	4,925,500	$35,652,371

(1)	Addition of FIT and BESS contracts for the three months ended September 30, 2024 is related to the business acquisitions of SFF (Note 18).

Intangible asset acquired from OFIT GM and OFIT RT (on November 1, 2023) and SFF (on July 8, 2024). No comparable intangible assets transactions during the three months ended September 30, 2023. Total amortization expenses of $595,453 are recorded in cost of goods sold for the three months ended September 30, 2024 (2023- $Nil).

16.	Long-term debt

	September 30, 2024	June 30, 2024
Highly Affected Sectors Credit Availability Program (1)	$731,481	$759,259
Long-term loans (2)	55,531,840	4,068,139
Total	56,263,321	4,827,398
Less: current portion	5,525,871	448,229
Long-term portion	$50,737,450	$4,379,169

(1)	In 2021, the Company received a Highly Affected Sectors Credit Availability Program (HASCAP) loan for a total of $1,000,000 at 4% annual from Bank of Montreal. The loan has a ten-year amortization period with interest payment only for the first year. Principal payments commenced in May 2022. During the three months ended September 30, 2024, the interest recorded and paid was $7,534 (2023 - $8,680).

(2)	The Company assumed these loans from the acquisition of OFIT GM and OFIT RT (2 loans totalling $4,068,139) and SFF (51 loans totalling $49,323,661) (Note 18).

OFIT GM and OFIT RT Loans

The OFIT GM and OFIT RT loans were originally obtained on December 19, 2017 for a total principal amount of $6,070,839 with a variable interest rate based on Three Month Banker’s Acceptance Rate plus 1.98% which OFIT GM and OFIT RT have entered into interest rate swap agreements on the same loan grant date to fix the annual interest rate at 4.75%. The loans will mature on December 19, 2029. The interests are payable quarterly and principal are payable semi-annually, both commenced on March 19, 2018.

During the three months ended September 30, 2024, the interest recorded and paid was $48,857.

Interest rate swaps are accounted for as derivatives assets (liabilities) and recorded at fair value on the consolidated statements of financial position with change in fair value recorded in profit or loss. For the three months ended September 30, 2024, the Company recorded fair value change loss of $130,651 in the statements of income and comprehensive income.

17

SOLARBANK CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended September 30, 2024 and 2023

(Expressed in Canadian Dollars)

(Unaudited)

16.	Long-term debt (continued)

The loans are guaranteed by Panasonic Corporation North America and collateralized by the solar projects owned by OFIT GM and OFIT RT, including related contracts such as FIT contracts, site leases and similar contracts.

SFF Loans

The Company assumed 51 term loans from SFF acquisition, which are secured by the underlying solar power system assets. The loans have interest payable quarterly with variable interest rates ranging from 1.56% plus Canadian Overnight Repo Rate Average (“CORRA”) to 3.34% plus CORRA and with fixed interest rates ranging from 4.45% to 6.06%. The remaining term range of the loans are 3 to 17 years maturing between 2026 and 2040.

During the three months ended September 30, 2024, the interest recorded and paid was $636,235.

Interest rate swaps are accounted for as derivatives assets or liabilities and recorded at fair value on the consolidated statements of financial position with change in fair value recorded in profit or loss. For the three months ended September 30, 2024, the Company recorded fair value change loss of $882,174 in the statements of income and comprehensive income.

Estimated principal repayments are as follows:

2025	$4,442,600
2026	5,727,874
2027	5,785,141
2028	8,829,344
2028 onwards	33,061,672
Total	$57,846,631

17.	Tax equity

On June 20, 2023 (the “acquisition date”) the Company acquired 67% membership interest in Solar Alliance DevCo, an entity which owns and operates certain solar facilities in the US under subsidiaries that are set up as tax equity structures to finance the capital cost of the solar facilities.

Amounts paid by the TEIs for their equity stakes are classified as debt on the consolidated statements of financial position and are measured at amortized cost using the effective interest rate (“EIR”) method. Amortized cost is affected by the allocation of ITCs (in tax equity assets), taxable income, and accelerated tax depreciation. Financing expenses represent the interest accretion using the EIR. The EIR of the tax equity was determined to be 9%, the loan value was $460,607 at acquisition date, with a maturity date (representing the expected flip point as estimated) of 2028 and the percentage of ownership between 99%, reflecting the allocation of taxable income or loss prior to the flip date. The corresponding tax equity asset acquired on acquisition date was $474,547.

Tax equity investors in US solar projects generally require sponsor guarantees as a condition to their investment. To support the tax equity investments, the Company executed guarantees indemnifying the tax equity investors against certain breaches of project level representations, warranties and covenants and other events. The Company believe these indemnifications cover matters which are substantially under its control and are unlikely to occur.

The Company recognized $3,863 related to ITC distribution as other income on the consolidated statements of income for the three months ended September 30, 2024 (2023: $12,793). $8,388 interest accretion was recognized for the three months ended September 30, 2024 (2023: $10,358)

18

SOLARBANK CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended September 30, 2024 and 2023

(Expressed in Canadian Dollars)

(Unaudited)

18.	Acquisitions

Solar Flow-Through Funds Ltd

On March 20, 2024, the Company entered into a definitive agreement with SFF to acquire all of the issued and outstanding common shares of SFF through a plan of arrangement for an aggregate consideration of issuance of up to 5,859,561 common shares of SolarBank (“SolarBank Shares”) for an aggregate purchase price of up to $41.8 million. The number of SolarBank Shares was determined using a 90 trading day volume weighted average trading price as of the date of the Agreement which is equal to $7.14 (the” Agreement Date VWAP”).

The consideration for the SFF Transaction consisted of an upfront payment of approximately 3,575,632 SolarBank Shares and a contingent payment representing up to an additional 2,283,929 SolarBank Shares that will be issued in the form of contingent value rights (“CVRs”). The SolarBank Shares underlying the CVRs will be issued once the final contract pricing terms have been determined between SFF, the Ontario IESO and the major suppliers for the SFF BESS portfolio and the binding terms of the debt financing for the BESS portfolio have been agreed (the “CVR Conditions”). On satisfaction of the CVR Conditions, Evans & Evans, Inc. shall revalue the BESS portfolio and SolarBank shall then issue SolarBank Shares having an aggregate value that is equal to the lesser of (i) $16.31 million and (ii) the final valuation of the BESS portfolio determined by Evans & Evans, Inc. plus the sale proceeds of any portion of the BESS portfolio that may be sold, in either case divided by the Agreement Date VWAP. The maximum number of additional shares issued for the CVRs will be 2,283,929 SolarBank Shares.

For the period during July 8, 2024 – September 30, 2024, SFF contributed revenue of $3,708,752 and net loss of $721,743.

Had the acquisition occurred on July 1, 2024, management estimates that the consolidated revenue would have been $16,317,988 and net income would have been $335,338 for the three months ended September 30, 2024.

19

SOLARBANK CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended September 30, 2024 and 2023

(Expressed in Canadian Dollars)

(Unaudited)

18.	Acquisitions (continued)

The initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. The values assigned, including the related goodwill and deferred tax assets and liabilities, are therefore preliminary and subject to change. The allocation of the purchase consideration to the total fair value of net assets acquired is as follows:

Preliminary Fair value of net identified assets acquired
Cash and cash equivalent	9,886,679
Trade and other receivables	3,906,143
Short-term investment	639,990
Prepaid expenses and deposits	683,597
Right of use assets	7,042,994
Property, plant and equipment	36,484,581
Development assets	10,312,122
Intangible assets	34,246,377
Other assets	813,910
Derivative assets	1,527,208
Accounts payable and accruals	(8,819,904)
Long-term debt	(52,685,837)
Lease obligations	(7,042,994)
Deferred tax liabilities	(14,119,673)
Due to related parties	(1,497,524)
Subtotal identifiable net assets	21,377,669

Goodwill arising on acquisition (2)	37,147,456
Non-controlling interest	(15,814,455)
Total Net Assets	42,710,670

Common shares issued (1)	28,640,812
Fair value CVR (3)	5,922,000
Payable due to the Company	1,364,374
Fair value of SFF shares owned prior to the acquisition(4)	6,783,484
Total fair value of consideration	42,710,670

(1)	Consideration paid in the Company’s common shares was valued at $8.01 per shared, which is the closing market value as at July 8, 2024.
(2)	The goodwill is attributable to the synergies expected to be achieved from integrating the Company into SFF IPP operations.
(3)	Additional shares for CVRs are to be issued to former SFF shareholders, now the Company’s shareholders, upon determination of final value. This balance is accrued under Due to related parties as at September 30, 2024.
(4)	Gain of $1,631,461 from increase in fair value of SFF shares owned by the Company prior to acquisition is recognized under Fair value change gain for the three months ended September 30, 2024.

20

SOLARBANK CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended September 30, 2024 and 2023

(Expressed in Canadian Dollars)

(Unaudited)

19.	Financial instruments

The Company as part of its operations carries financial instruments consisting of cash, trade and other receivables, unbilled revenue, derivative assets, investment, trade and other payables, loan payables, long-term debt, lease obligations, and other long-term liabilities.

(a)	Fair value:

The Company’s financial assets and liabilities carried at fair value are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

●	Level 1: Quoted prices in active markets for identical assets or liabilities.

●	Level 2: Inputs other than quoted prices that are observable for the asset or liability.

●	Level 3: Inputs for the asset or liability that are not based on observable market data.

The Company has variable interest rate loans with interest rate swap to effectively hedge the floating rate term loans into fixed rate arrangements by receiving floating rate and paying fixed rate payments (Note 16(2)). The fair value of the interest rate swap is based on discounting estimate of future floating rate and fixed rate cash flows for the remaining term of the interest rate swap. The fair value estimate is subject to a credit risk adjustment that reflects the credit risk of the Company and of the counterparty. The fair value of the interest rate swap are determined using Level 2 inputs.

The carrying amounts of cash, short-term investments, trade and other receivables, unbilled revenue, trade and other payables and loan payable approximate their fair values due to the short-term maturities of these items. The carrying amounts of long term debt, lease liabilities and other long-term liabilities approximate their fair value as they are discounted at the current market rate of interest.

(b)	Financial risk management:

(i)	Credit risk and economic dependence:

Credit risk is the risk of financial loss associated with the counterparty’s inability to fulfill its payment obligations. The Company has no significant credit risk with its counterparties. The carrying amount of financial assets net of impairment, if any, represents the Company’s maximum exposure to credit risk.

The Company has assessed the creditworthiness of its trade and other receivables and amount determined the credit risk to be low. Receivables from projects are from reputable customers with past working relations with the Company. IPP revenues are due from local government utility with high creditworthiness. Cash and short-term investment have low credit risk as it is held by internationally recognized financial institutions.

(ii)	Currency risk

The Company conducts business in Canada and United States and have subsidiaries operating in the same countries. The Company, and its subsidiaries, do not hold significant asset and liabilities denominated in foreign currencies. As a result, the Company has low currency risk.

21

SOLARBANK CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended September 30, 2024 and 2023

(Expressed in Canadian Dollars)

(Unaudited)

19.	Financial instruments (continued)

(iii)	Concentration risk and economic dependence:

The outstanding accounts receivable balance is relatively concentrated with a few large customers representing majority of the value. See table below showing a few customers who account for over 10% of total revenue as well as customers who account for over 10% percentage of outstanding Accounts Receivable. Outstanding accounts payable balance is relatively concentrated with a few large customers representing majority of the value. See table below showing a few vendors who account for over 10% of total purchases as well as vendors who account for over 10% of outstanding accounts payable.

Three months ended September 30, 2024	Revenue	% of Total Revenue
Customer A	$9,359,888	58%
Customer B	$1,787,498	11%

September 30, 2023	Revenue	% of Total Revenue
Customer A	$5,318,304	69%
Customer C	$2,011,750	27%

September 30, 2024	Account Receivable	% of Account Receivable
Customer A	$915,063	24%
Customer D	$498,388	13%

June 30, 2024	Account Receivable	% of Account Receivable
Customer F	$531,456	48%

22

SOLARBANK CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended September 30, 2024 and 2023

(Expressed in Canadian Dollars)

(Unaudited)

19.	Financial instruments (continued)

(iv)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due by maintaining adequate reserves, banking facilities, and borrowing facilities. All of the Company’s financial liabilities are subject to normal trade terms.

The following are the remaining contractual obligations as at September 30, 2024

	Total	Less than one year	1 to 3 years	3 to 5 years	More than 5 years
Long-Term Debt Obligations	$57,846,631	$4,442,600	$11,513,015	$17,548,096	$24,342,920
Operating Lease Obligations	11,152,193	734,730	1,897,733	1,754,878	6,764,852
Loan payable	1,321,648	1,321,648	-	-	-
Other Long-term liabilities	361,336	361,336	-	-	-
Purchase Obligations	1,687,757	1,687,757	-	-	-
Accounts Payable and Accrued Liabilities	27,038,344	27,038,344	-	-	-
Total	$99,407,909	$35,586,415	$13,410,748	$19,302,974	$31,107,772

(v)	Interest rate risk:

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s long-term loan, obtained from acquisition of OFIT GM, OFIT RT and SFF, have a fixed rate which is achieved by entering into interest rate swap agreement.

The Company held the Geddes loan which is subject to interest rate risk due to variable rate charged (Note 14). A change of 100 basis points in interest rates would have increased or decreased interest amount (added to the loan principal balance) of $12,806 (June 30, 2024 - $13,100).

23

SOLARBANK CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended September 30, 2024 and 2023

(Expressed in Canadian Dollars)

(Unaudited)

20.	Share Capital

(a) Authorized

Unlimited number of common shares with no par value.

(b) Issued and outstanding share capital

On September 30, 2024, the Company had 30,821,707 common shares issued and outstanding (2023- 26,857,200). A summary of changes in share capital and contributed surplus is contained on the consolidated statements of changes in shareholders’ equity.

During the three months ended September 30, 2024, the Company issued the following shares:

i.	On July 8, 2024, the Company closed the acquisition of SFF with payment of 3,575,632 SolarBank common shares (Note 18).

ii.	On September 24, 2024, 55,000 broker warrants were exercised to purchase common shares at $0.75 per share.

During the three months ended September 30, 2023, the Company issued the following shares:

i.	On September 20, 2023, 55,000 broker warrants were exercised to purchase common shares at $0.75 per share.

ii.	In September 2023, the Company sold a total of 2,200 Common Shares through at-the-market offerings at an average price of $10 per share for gross proceeds of $22,000.

(c) Warrants

	Three months ended September 30
	2024	2023
Beginning of the period	7,873,000	7,983,000
Exercised	(55,000)	(55,000)
End of the period	7,818,000	7,928,000

Date granted	Expiry	Exercise price (CAD)	Balance outstanding and exercisable at September 30, 2024
03-Oct-2022	10-Jun-2027	$0.10	2,500,000
01-Mar-2023	01-Mar-2026	$0.75	318,000
01-Mar-2023	01-Mar-2028	$0.50	5,000,000
			7,818,000
Weighted average exercise price			$0.38
Weighted average remaining contractual life			3.11 years

24

SOLARBANK CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended September 30, 2024 and 2023

(Expressed in Canadian Dollars)

(Unaudited)

20.	Share Capital (continued)

(d) Stock Options

The Board of Directors has adopted the Share Compensation Plan on November 4, 2022. Under this plan, the aggregate number of common shares that may be reserved and available for grant and issuance pursuant to the exercise of options and settlement of RSUs, each under the Share Compensation Plan, shall not exceed 20% (in the aggregate) of the issued and outstanding Common Shares at the time of granting. The exercise price per common share for an option and RSU granted shall not be less than the market price. Every option and RSU shall have a term not exceeding and shall expire no later than 5 years after the date of grant.

Details of the stock option outstanding as at September 30, 2024 and 2023 are as follows:

	Three months ended
	September 30, 2024	September 30, 2023
Beginning of the period	2,759,000	7,759,000
Granted	-	-
Forfeited	-	-
End of the period	2,759,000	7,759,000

Date granted	Expiry	Exercise price (CAD)	Outstanding number of options at September 30, 2024	Exercisable number of options at September 30, 2024
04-Nov-2022	04-Nov-2027	$0.75	2,759,000	1,379,500

During the three months ended September 30, 2024, compensation expense related to stock options was $110,667 (2023 - $381,398)

(e) Restricted Stock Units

	Three months ended
	September 30, 2024	September 30, 2023
Beginning and end of the period	265,000	265,000

Date granted	Vesting Date	Numbers outstanding and exercisable at September 30, 2024
4-Nov-2022	02-Aug-2023	250,000
13-Mar-2023	12-Mar-2024	7,500
13-Mar-2023	12-Mar-2025	7,500
		265,000

During the three months ended September 30, 2024, compensation expense related to RSU was $2,580 (2023 - $6,675)

25

SOLARBANK CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended September 30, 2024 and 2023

(Expressed in Canadian Dollars)

(Unaudited)

21.	Non-Controlling Interest

Summarized financial information for the Company’s subsidiaries that have non-controlling interests is set out below. The amounts are before intercompany eliminations.

As at September 30, 2024	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets (liabilities)	Carrying amount of NCI

2467264 Ontario Inc.	$3,235	$-	$(928,788)	$-	$(925,553)	$44,717
OFIT GM	752,325	4,351,855	(832,326)	(4,027,504)	244,350	(1,749,227)
OFIT RT	233,554	1,848,257	(139,637)	(1,565,403)	376,771	(623,280)
2503072 Ontario Inc.	255,321	5,666,191	(377,385)	(3,724,080)	1,820,046	(896,852)
2503225 Ontario Inc.	1,064,593	4,469,192	(696,752)	(3,792,793)	1,044,241	(523,165)
2503903 Ontario Inc.	171,519	-	(219,929)	(814,792)	(863,202)	434,970
Northern Development Solar 2016	110,793	1,472,217	(538,384)	(1,119,144)	(74,518)	37,334
Sunshine Solar Ontario 2016 Inc.	73,819	-	(157,107)	(56,455)	(139,742)	70,010
2469780 Ontario Inc.	102,458	1,396,528	(395)	(1,352,815)	145,777	(73,034)
2405372 Ontario Inc.	26,693	55,779	(42,391)	(21,965)	18,116	(9,076)
2405402 Ontario Inc.	121,886	2,231,165	(696,972)	(513,500)	1,142,579	(552,392)
2405514 Ontario Inc	108,930	4,415,184	(159,340)	(2,126,670)	2,238,102	(1,121,289)
2405799 Ontario Inc.	280,443	1,484,418	(151,477)	(1,849,901)	(236,517)	118,495
2467260 Ontario Inc.	44,386	35,110	-	(88,839)	(9,343)	4,681
Icarus Whitesand Solar Limited Partnership	425,091	3,665,936	(43,632)	(2,551,594)	1,495,802	(220,678)
1000234763 Ontario Inc.	1,154,495	15,356,369	(135,159)	(12,886,666)	3,489,040	(1,748,137)
1000234813 Ontario Inc.	656,782	7,055,560	(748,520)	(6,042,831)	920,991	(461,505)
SPN LP7	1,747,444	10,138,665	(235,442)	(5,916,867)	5,733,800	(2,872,637)
2387276 Ontario Inc.	1,465,296	9,853,253	(254,925)	(7,262,030)	3,801,594	(1,904,599)
2387282 Ontario Inc.	1,640,405	17,205,393	(533,802)	(11,352,673)	6,959,323	(3,489,627)
2387281 Ontario Inc.	701,327	3,942,852	(88,276)	(3,007,303)	1,548,599	(775,848)
2387280 Ontario Inc.	675,083	2,916,290	(58,090)	(2,513,197)	1,020,085	(766,184)
2391395 Ontario Inc.	412,256	2,150,339	(54,702)	(1,515,348)	992,545	(497,265)
	$12,228,134	$99,710,553	$(7,093,431)	$(74,102,370)	$30,742,886	$(17,574,588)

As at June 30, 2024	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets (liabilities)	Carrying amount of NCI

2467264 Ontario Inc.	$2,343	$-	$(927,790)	$-	$(925,447)	$44,717
OFIT GM	560,757	4,526,687	(770,469)	(4,039,128)	277,846	(1,758,919)
OFIT RT	159,990	1,917,063	(98,215)	(1,569,411)	409,428	(639,641)
	723,090	6,443,750	(1,796,474)	(5,608,539)	(238,173)	(2,353,842)

26

SOLARBANK CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended September 30, 2024 and 2023

(Expressed in Canadian Dollars)

(Unaudited)

21.	Non-Controlling Interest (continued)

Three months ended September 30, 2024	Net loss and comprehensive loss	Allocated to NCI

2467264 Ontario Inc.	$(106)	$-
OFIT GM	(33,498)	(16,782)
OFIT RT	(32,657)	(16,361)
2503072 Ontario Inc. (1)	(103,529)	(51,868)
2503225 Ontario Inc. (1)	(141,910)	(71,097)
2503903 Ontario Inc. (1)	81	40
Northern Development Solar 2016 (1)	(92,967)	(46,577)
Sunshine Solar Ontario 2016 Inc. (1)	193	97
2469780 Ontario Inc. (1)	(52,380)	(26,243)
2405372 Ontario Inc. (1)	141	71
2405402 Ontario Inc. (1)	(115,210)	(57,720)
2405514 Ontario Inc. (1)	(123,240)	(61,743)
2405799 Ontario Inc. (1)	(46,438)	(23,266)
2467260 Ontario Inc. (1)	47	24
Icarus Whitesand Solar Limited Partnership (1)	(117,890)	(17,683)
1000234763 Ontario Inc. (1)	(39,556)	(19,778)
1000234813 Ontario Inc. (1)	(51,954)	(25,977)
SPN LP7 (1)	(258,226)	(129,371)
2387276 Ontario Inc. (1)	(128,332)	(64,294)
2387282 Ontario Inc. (1)	187,796	94,086
2387281 Ontario Inc. (1)	(77,290)	(38,722)
2387280 Ontario Inc. (1)	2,240	1,681
2391395 Ontario Inc. (1)	(58,517)	(29,317)
	$(1,283,202)	$(600,800)

(1)	Entity acquired through SFF acquisition. Net income (loss) considered above is for the acquired period of July 8 to September 30, 2024.

Three months ended September 30, 2023	Net loss and comprehensive loss	Allocated to NCI

2467264 Ontario Inc.	$(8,506)	$-
	(8,506)	-

27

SOLARBANK CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended September 30, 2024 and 2023

(Expressed in Canadian Dollars)

(Unaudited)

22.	Related Party Balances and Transactions

As at September 30, 2024, included in trade and other payable was $1,312,331 (June 30, 2024- $124,125) due to directors and other members of key management personnel (Note 11).

As at September 30, 2024, included in Due to related parties balance was $5,922,000 relating to fair value of CVR (Note 18(3)).

Key management compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors and corporate officers, including the Company’s Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief Administrative Officer.

The remuneration of directors and other members of key management personnel, for the three months ended September 30, 2024 and 2023 were as follows:

	2024	2023
Short-term employee benefits	$703,227	$299,599
Share-based compensation	$72,160	$180,546

Short-term employee benefits include consulting fees and salaries made to key management.

Transactions with related parties, are described above, were for services rendered to the Company in the normal course of operations and were measured based on the consideration established and agreed to by the related parties. Related party transactions are made without stated terms of repayment or interest. The balances with related parties are unsecured and due on demand.

28

SOLARBANK CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended September 30, 2024 and 2023

(Expressed in Canadian Dollars)

(Unaudited)

23.	Capital Management

The Company’s objectives in managing liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of the following:

	September 30, 2024	June 30, 2024
Long-term debt -non-current portion (Note 16)	$50,737,450	4,379,169
Shareholders’ Equity	$63,401,476	18,724,301

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the strategies employed by the Company may include the issuance or repayment of debt, dividend payments, issuance of equity, or sale of assets. The Company has determined it will have sufficient funds to meet its current operating and development obligations for at least 12 months from the reporting date.

24.	Segment Information

Segmented information is reviewed by the Company’s chief decision maker to assess performance and allocate resources within the Company. The Company has one operating segment, principally being development and operation of solar photovoltaic power generation projects.

(a)	Geographic Information

The Company is currently operating development and construction of solar photovoltaic power generation projects in two principal geographical areas - Canada and United States. The revenues from external customers and non-current assets exclusive of financial instruments (i.e. investment in SFF and the derivative asset) by country for the three months ended September 30, 2024 and 2023 are as follows:

	Revenue from external customers		Non-current assets
	Three months ended September 30,
	2024	2023	September 30, 2024	June 30, 2024
Canada	$6,619,182	336,311	$138,257,264	6,528,325
United States	9,386,139	7,344,950	9,946,065	9,762,674
	$16,005,321	7,681,261	$148,203,329	16,290,999

29

SOLARBANK CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended September 30, 2024 and 2023

(Expressed in Canadian Dollars)

(Unaudited)

25.	Income Tax

The income tax charge is a result of profits and withholding tax in two jurisdictions which are taxable and cannot be offset by accumulated tax benefits in other jurisdictions. Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the three months ended September 30, 2024 was 26.5% (June 30, 2024 - 26.5%).

26.	Earnings per share

The calculation of earnings per share for the three months ended September 30, 2024 and 2023 are as follows:

	September 30, 2024	September 30, 2023

Net income (loss)	241,092	2,038,968

Basic weighted average number of shares outstanding	30,459,369	26,806,183
Dilution of securities	10,068,155	10,316,617
Diluted weighted average number of shares outstanding	40,527,524	37,122,800

Earnings per share
Basic	0.01	0.08
Diluted	0.01	0.05

30